BIOTIME, INC.
1301 Harbor Bay Parkway, Suite 100
Alameda, California 94502
(510) 521-3390

August 15, 2012

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	BioTime, Inc.
Registration Statement on Form S-3
File No. 333-182964

Ladies/Gentlemen:

The undersigned registrant hereby requests that its Registration Statement on Form S-3, as amended, File No. 333-182964, be declared effective at 10:30 a.m. on August 17, 2012, or as soon thereafter as practicable.

The registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve BioTime, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
BioTime, Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

s/Peter S. Garcia
Chief Financial Officer